Exhibit 99.1

Azure Power Global Limited to Hold 2020 Annual General Meeting on September 28, 2020

New Delhi, August 21, 2020: Azure Power Global Limited ("Azure Power" or the "Company") (NYSE: AZRE), a leading solar power producer in India, announced that it will hold its annual general meeting of shareholders at the Company's office on the 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, India at 3 p.m. (Delhi Time) on September 28, 2020.

The Company will propose at the annual general meeting to (i) to adopt Annual Report of the Company for the period ended March 31, 2020, together with the Report of the Board of Director and the Report of the Auditor and the Form 20-F, (ii) re-appointment of Ernst & Young Associates LLP (“EY Mauritius”) as the independent auditor of the Company (the "Auditor") for the fiscal year ending March 31, 2021 and fix their remuneration, (iii) re-elect Mr. Arno Lockheart Harris as the Company's director, (iv) re-elect Mr. Cyril Sebastien Dominique Cabanes as the Company's director, (v) ratify appointment of Ms. Supriya Prakash Sen as the Company’s director, and (vi) ratify appointment of Mr. M. S. Unnikrishnan as the Company’s director, and (vii) to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only shareholders on record of the Company's equity shares on the close of business on September 1, 2020 (Eastern Standard Time) (the "Record Date") are entitled to receive notice and vote at the annual general meeting or any adjournment. Shareholders are cordially invited to attend the annual general meeting. Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting will be available on Azure Power's website at http://www.azurepower.com.

For a copy of the Company's annual report for the fiscal year ended March 31, 2020, containing the complete audited financial statements and report of the auditors for fiscal year ended March 31, 2020, and the report of the board of directors, please visit the Investor Relations Section on Azure Power's website at http://www.azurepower.com. We will provide all holders of our equity shares, upon request, a hard copy of our annual report for the fiscal year ended March 31, 2020 free of charge.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio over 7 gigawatts. Azure Power developed India's first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials;

its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com

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